Exhibit 21

Ideanomics, Inc. Subsidiaries

Name	Place of Incorporation
YOU On Demand (Beijing) Technology Co., Ltd.	PRC
YOU On Demand (Asia) Limited	Hong Kong
Grapevine Logic, Inc.	US
Delaware Board of Trade Holding, Inc.	US
Tree Technologies Sdn. Bhd.	Singapore
Shanghai YiYouKong New Energy Development Co., Ltd	PRC

In accordance with Item 601(b)(21) of Regulation S-K, the company has omitted from this Exhibit the names of its subsidiaries which, considered in the aggregate or as a single subsidiary, do not constitute a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X.